Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

March 4, 2019	NR 19-01

Alianza Minerals Options Three Nevada Properties to Hochschild Mining

●	Horsethief, Bellview and BP sediment-hosted gold properties
●	Potential US$11 million in exploration expenditures over 5.5 years
●	Drilling planned at Horsethief in 2019

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that Hochschild Mining (US), Inc, a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC) has optioned three Nevada sediment-hosted gold properties from Alianza. The BP and Bellview properties are located in the southern extension of the Carlin Trend, while the Horsethief property represents an off-trend gold target located 26 km east of Pioche, NV. Hochschild can earn a 60% interest in each property by making exploration expenditures (a) over 4.5 years totalling US$2.5 million at BP and totalling US$3.5 million at Bellview and (b) over 5.5 years totaling US$5 million at Horsethief. Under these agreements, the 2019 exploration programs will total at least US$700,000 as a firm commitment from Hochschild and will include drilling at Horsethief and drill target identification and definition at BP and Bellview.

“We are extremely happy to form this partnership with Hochschild” stated Jason Weber, P.Geo, president and CEO of Alianza. “We look forward to working with the Hochschild team as we advance these properties, including our first drill test of Horsethief.”

The Properties

Horsethief

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by volcanic flows and pyroclastics. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling.

Bellview Property

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the southern extension of the Carlin Trend. Bellview features a geological setting prospective for sediment-hosted gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias in stratigraphy recognized regionally and at the Bald Mountain Mine to host gold mineralization.

BP Property

The BP property is located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. Alianza conducted a mapping and prospecting program in 2017 that identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony.

Terms of the Option Agreements

Horsethief Property

Hochschild can earn a 60% interest in the Horsethief Property by conducting US$5 million in exploration on the property over a 5.5 year period, with a committed minimum expenditure of US$500,000 in the first 18 months and a minimum US$500,000 in each subsequent year. Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$5 million in exploration over 3 years (minimum US$500,000 in exploration per year).

Bellview Property

Hochschild can earn a 60% interest in the Bellview Property by conducting US$3.5 million in exploration on the property over a 4.5 year period, with a committed minimum expenditure of US$100,000 in the first 18 months and a minimum US$500,000 in each subsequent year. Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$3.5 million in exploration over 3 years (minimum US$500,000 in exploration per year).

BP Property

Hochschild can earn a 60% interest in the BP Property by conducting US$2.5 million in exploration on the property over a 4.5 year period, with a committed minimum expenditure of US$100,000 in the first 18 months and a minimum US$500,000 in each subsequent year. Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$2.5 million in exploration over 3 years (minimum US$500,000 in exploration per year).

Alianza will be the operator. Hochschild will reimburse Alianza for 2018 property taxes and permit costs, totalling approximately US$41,600.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru.

The Company has 60.3 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.